FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CURRENT REPORT

EMPRESAS ICA, S.A. DE C.V.
NOTICE TO SHAREHOLDERS REGARDING THE REVERSE SPLIT OF SHARES

Shareholders of Empresas ICA, S.A. de C.V. (the "Company") are notified that the planned one for six reverse split of its shares listed on the Mexican Bolsa de Valores, which was to have taken place on November 14, 2005, is being postponed until further notice. The 2,415,762,695 shares in circulation of Series 1/04 and 1/05 will be cancelled in exchange for new shares of Series 1/05 to be issued. The postponement is being made in order to allow for a simultaneous adjustment in the exchange ratio of the ADRs listed on the New York Stock Exchange, in order to avoid any price distortions. Shareholders will be advised of the new date by means of another current report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance